UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Intelsat Connect Finance S.A. Senior Notes Issuance

On December 22, 2016, Intelsat Connect Finance S.A. (“ICF”), an indirect wholly-owned subsidiary of Intelsat S.A., issued approximately $731,884,000 aggregate principal amount of 12.50% Senior Notes due 2022 (the “Notes”) pursuant to an indenture dated December 22, 2016, among ICF, as issuer, Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”), as parent guarantor, and U.S. Bank National Association, as trustee (the “Indenture”).

ICF realized no cash proceeds from the issuance of the Notes. The Notes were issued as consideration in connection with the early settlement of the previously announced offer by ICF (the “Exchange Offer”) to exchange Notes and cash for 6.75% Senior Notes due 2018 issued by Intelsat Luxembourg (“2018 Lux Notes”) and 7.75% Senior Notes due 2021 issued by Intelsat Luxembourg (“2021 Lux Notes”), and in connection with the final settlement by ICF of its delivery obligations under its previously announced support and exchange agreements (the “Support Agreements”) with certain holders of the 2018 Lux Notes, 2021 Lux Notes and 8.125% Senior Notes due 2023 issued by Intelsat Luxembourg (collectively, the “Luxembourg Notes”).

In aggregate, approximately $1,468,401,000 of Luxembourg Notes were acquired by ICF in connection with the early settlement of the Exchange Offer and the consummation of the transactions under the Support Agreements, for a net reduction in consolidated debt of Intelsat Luxembourg and its subsidiaries of approximately $736,517,000. ICF also paid, from the proceeds of the cash contribution described below, cash consideration aggregating approximately $259,266,930, exclusive of accrued interest, fees and expenses, in connection with the foregoing transactions.

The Notes are guaranteed by Intelsat Luxembourg. The Notes and the guarantee are the senior unsecured obligations of ICF and Intelsat Luxembourg, respectively.

Covenants. The Indenture contains covenants that include, among other things: a limitation on ICF’s and some of its subsidiaries’ ability to incur additional debt or issue disqualified or preferred stock; a limitation on ICF’s and some of its subsidiaries’ ability to pay dividends or repurchase shares of ICF or any of its parent companies; a limitation on ICF’s and some of its subsidiaries’ ability to make certain investments; a limitation on ICF’s and some of its subsidiaries’ ability to enter into transactions with affiliates; a limitation on merger, consolidation and sale of assets, applicable to Intelsat Luxembourg, ICF, and some of ICF’s subsidiaries; and a limitation on Intelsat Luxembourg’s ability to incur liens on the stock of ICF and on ICF’s and some of its subsidiaries’ ability to incur liens on any of their assets securing other indebtedness, unless the Notes are equally and ratably secured.

Events of Default. The Indenture also contains events of default with respect to: a default in any payment of interest on any note when due that continues for 30 days; a default in the payment of principal or premium, if any, of any note when due, whether at its stated maturity, upon optional redemption, upon required repurchase or otherwise; the failure by Intelsat Luxembourg, ICF, or any of ICF’s restricted subsidiaries to comply for 60 days after written notice with the other agreements contained in the Notes or the Indenture; the failure by Intelsat Luxembourg, ICF, or any significant subsidiary of ICF to pay any indebtedness (other than indebtedness owing to a parent of ICF or a restricted subsidiary of ICF) within any applicable grace period after final maturity or the acceleration of any such indebtedness by the holders thereof because of a default, in each case, if the total amount of such indebtedness unpaid or accelerated exceeds $75.0 million or its foreign currency equivalent; certain events of bankruptcy, insolvency or reorganization of Intelsat Luxembourg, ICF, or a significant subsidiary of ICF; or the failure by Intelsat Luxembourg, ICF, or any significant subsidiary of ICF to pay final judgments aggregating in excess of $75.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days.

Optional Redemption. On or after June 1, 2018, the Notes are redeemable at a price equal to 100% of the principal amount of the Notes redeemed, together with accrued and unpaid interest to, but excluding, the redemption date. Prior to June 1, 2018, the Notes may be redeemed at a price equal to 100% of the principal amount of the Notes redeemed, plus a customary make-whole premium, together with accrued and unpaid interest to, but excluding, the redemption date.

The foregoing summary is qualified in its entirety by reference to the Indenture, a copy of which is attached hereto as Exhibit 99.1.

Capitalization of ICF

On December 22, 2016, prior to the issuance by ICF of the Notes described above, Intelsat Luxembourg contributed all of its equity interests in Intelsat Jackson Holdings S.A. (“Intelsat Jackson”) and $300 million in cash to ICF (the “Contribution”). In connection with the Contribution, ICF executed various documents pursuant to which it became a guarantor of Intelsat Jackson’s obligations under Intelsat Jackson’s secured credit agreement, secured notes indentures, and unsecured notes indentures, and pursuant to which it pledged all of the equity interests in Intelsat Jackson as collateral security for the obligations in respect of Intelsat Jackson’s secured credit agreement and secured notes. In addition, in connection with the Contribution, Intelsat Luxembourg executed various documents pursuant to which it was released as a guarantor of certain of Intelsat Jackson’s debt obligations.

The information contained in this report shall be deemed to be incorporated by reference into (1) the Offering Memorandum, dated December 7, 2016, with respect to the Exchange Offer, and (2) the Offering Memorandum of Intelsat Luxembourg, dated December 20, 2016, with respect to the exchange offer made pursuant thereto.

Exhibits.

Exhibit No.	Document Description

99.1	Indenture, dated as of December 22, 2016, among Intelsat Connect Finance S.A., as Issuer, Intelsat (Luxembourg) S.A., as Parent Guarantor, and U.S. Bank National Association, as Trustee (including the form of the Notes).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: December 23, 2016	By:	/s/ Jacques D. Kerrest
	Name:	Jacques D. Kerrest
	Title:	Executive Vice President and Chief Financial Officer